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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Phoenix Footwear Group, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

5759 Fleet Street, Suite 220

Address of Principal Executive Office (Street and Number)
Carlsbad, California 92008

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant will be unable to file by the deadline without unreasonable effort or expense because management needs additional time to finalize its complete and accurate review of the disclosures in the report. In addition, our registered public accounting firm requires additional time to complete the audit of our 2005 financial statements. The delay in management's ability to complete its review and the delay in the completion of the audit was du e in part to the complexity of preparing information related to its two recent acquisitions in 2005, (Chambers Belt Company and Tommy Bahama Footwear), and the extended review time associated with the requirement of the Registrant's predecessor and successor independent auditors to finalize their respective reviews of the Registrant's 2005 10-K. The Registrant intends to file its Annual Report on Form 10-K within the fifteen day extension period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kenneth E. Wolf	760	602-9688
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consolidated net sales for fiscal 2005 were $109.2 million compared to $76.4 million for fiscal 2004, representing a 43% increase. Of this increase, $25.0 million is attributable to acquired brand revenue associated with the Chambers Belt Company and Tommy Bahama Footwear brand acquisitions that occurred during the second half of 2005 and $9.4 million was attributable to the realization of a full year of revenue from the Altama brand acquisi tion that occurred during the third quarter of fiscal 2004. These sales increases were partially offset by sales declines in our footwear and apparel and segment.

Phoenix Footwear Group, Inc
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2006	By	/s/ Kenneth E. Wolf
Kenneth E. Wolf Chief Financial Officer